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                              January 24, 2023

       Siyu Yang
       Chief Executive Officer
       Baiya International Group Inc.
       Yifang Capital Industrial Park
       No. 33 Pingshan Industrial Road, Building A, 16F
       Tangxia, Dongguan, Guangdong, China

                                                        Re: Baiya International
Group Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted December
28, 2022
                                                            CIK No. 0001944712

       Dear Siyu Yang:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement Amendment submitted December 28, 2022

       Use of Proceeds, page 69

   1. We note your disclosure that you plan "to utilize 40% of the remaining offering proceeds to pursue suitable
opportunities for business growth and expansion within the industry."
                                                        If this includes
pursuing acquisition opportunities, expand your disclosure to fully discuss your acquisition
strategy, including the factors that you will consider in deciding whether or not to acquire a
business. Please also revise to indicate any acquisition that are currently under
consideration and describe them or, if none are currently under consideration, please
state this.
 Siyu Yang
FirstName  LastNameSiyu
Baiya International Group Yang
                          Inc.
Comapany
January 24,NameBaiya
            2023       International Group Inc.
January
Page 2 24, 2023 Page 2
FirstName LastName
Capitalization, page 71

2. The second bullet on page 71 portrays the 10,000,000 Ordinary Shares after giving effect to the issuance of an additional 9,900,000 Ordinary Shares, approved by the board of director of Baiya on December 15,2022, at $0.0001 par value, on a pro forma basis.
         However, the financial statements in the filing present the 10,000,000 shares retrospectively on an actual basis. Please revise or advise. Additionally, the last paragraph on page 71 refers to "pro forma as adjusted" information, but there is no column that corresponds to this designation. Please revise as appropriate or advise.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 77

3. In several places, you cite the impact of increased labor costs on your results. Please discuss the reason for the increased labor costs, and your expectations of this trend increasing and the impact on your future results. Refer to Item 5.D of Form 20-F.
Licenses and Permits, page 117

4. We note your revised disclosure in response to comment 12. In the second paragraph of this section, you disclose that "Our PRC legal counsel, Jingtian & Gongcheng, has advised that as of the date of this prospectus, except for the foregoing, we have obtained all requisite licenses, permits, approvals and certificates from the relevant government
         authorities that are material for our, the VIE   s and the PRC
operating entities    business
         operations in the PRC [emphasis added]." Please remove the materiality qualifier from this disclosure.
Notes to the Consolidated Financial Statements
2. Significant Accounting Policies and Estimates
Revenue Recognition, page F-18

5.       We note your response to comment 13 and reissue comment in part.
Please further
         explain the arrangement you have with the 3rd party labor companies. Discuss whether you have any obligation to the 3rd party labor companies if the labor candidates provided were not selected by any of your customers. Also discuss if the labor is selected but needs vocation training, do the 3rd party labor companies have any obligation to provide any services.
        You may contact Nasreen Mohammed at 202-551-3773 or Doug Jones at 202-551- 3309
if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Dietrich King at 202-551-8071 with any other questions.
 Siyu Yang
Baiya International Group Inc.
January 24, 2023
Page 3

FirstName LastNameSiyu Yang                   Sincerely,
Comapany NameBaiya International Group Inc.
                                              Division of Corporation Finance
January 24, 2023 Page 3                       Office of Trade & Services
FirstName LastName